UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SONESTA INTERNATIONAL HOTELS CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.80 per share

(Title of Class of Securities)

835438409

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835438409	13D/A	Page 2 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 362,642
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 362,642
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 3,698,230 shares of Class A Common Stock, par value $0.80 per share, outstanding as of May 4, 2007, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on May 11, 2007.

CUSIP No. 835438409	13D/A	Page 3 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 362,642
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 362,642
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 835438409	13D/A	Page 4 of 16 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 362,642
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 362,642
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 835438409	13D/A	Page 5 of 16 pages

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D as filed on June 27, 2007 and amended on July 17, 2007 (the “Schedule 13D”), with respect to the shares of Class A Common Stock, par value $0.80 per share (the “Shares”), of Sonesta International Hotels Corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 835438409	13D/A	Page 6 of 16 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $6,409,697.56. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on January 17, 2005, as amended on April 4, 2005, February 14, 2006, July 10, 2006 and February 14, 2007, to report the acquisition of the Shares. On June 26, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “June 26th Letter”). A copy of the June 26th Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On July 17, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “July 17th Letter”). A copy of the July 17th Letter is attached to the Schedule 13D as Exhibit B and is incorporated herein by reference. On August 7, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “August 7th Letter”). A copy of the August 7th Letter is attached hereto as Exhibit C and is incorporated herein by reference. In addition, on August 7, 2007, the Reporting Persons issued a press release related to the August 7th Letter, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercreek SAV LLC, GPC LXV, LLC and Mercury Global Alpha Fund LP owned beneficially 112,609; 120,676; 48,676; 48,524; and 32,157 Shares, respectively, representing approximately 3.0%; 3.3%; 1.3%; 1.3%; and 0.9% respectively, of the shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 362,642 Shares, constituting 9.8% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 362,642 Shares, constituting 9.8% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 362,642 Shares, constituting 9.8% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit E attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 835438409	13D/A	Page 7 of 16 pages

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Sonesta International Hotels Corporation dated June 26, 2007 *

Exhibit B	Letter to the Board of Directors of Sonesta International Hotels Corporation dated July 17, 2007**

Exhibit C	Letter to the Board of Directors of Sonesta International Hotels Corporation dated August 7, 2007

Exhibit D	Press Release dated August 7, 2007

Exhibit E	Schedule of Transactions in Shares of the Issuer

Exhibit F	Joint Filing Agreement *

*	Filed with the Schedule 13D on June 27, 2007.
**	Filed with the Schedule 13D on July 17, 2007.

CUSIP No. 835438409	13D/A	Page 8 of 16 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: August 7, 2007	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 835438409	13D/A	Page 9 of 16 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Sonesta International Hotels Corporation dated June 26, 2007 *

Exhibit B	Letter to the Board of Directors of Sonesta International Hotels Corporation dated July 17, 2007**

Exhibit C	Letter to the Board of Directors of Sonesta International Hotels Corporation dated August 7, 2007

Exhibit D	Press Release dated August 7, 2007

Exhibit E	Schedule of Transactions in Shares of the Issuer

Exhibit F	Joint Filing Agreement *

*	Filed with the Schedule 13D on June 27, 2007.
**	Filed with the Schedule 13D on July 17, 2007.

Exhibit C

MERCURY REAL ESTATE ADVISORS LLC

Three River Road

Greenwich, Connecticut 06807

August 7, 2007

The Board of Directors of Sonesta International Hotels Corporation

Board of Directors:

Peter J. Sonnabend

Vernon R. Alden

George S. Abrams

Jean C. Tempel

Joseph L. Bower

Roger P. Sonnabend

Paul Sonnabend

Stephanie Sonnabend

Charles J. Clark

Irma S. Mann

c/o Sonesta International Hotels Corporation

116 Huntington Avenue

Boston, MA 02116

Dear Directors of Sonesta International Hotels Corporation:

As we noted in our previous letters to the Board of Directors of Sonesta International Hotel Corporation (“Sonesta” or the “Company”), Mercury Real Estate Advisors LLC together with its affiliates (“Mercury”) is the largest independent shareholder of the Company, with a reported 9.8% ownership position.

In our letters to the Company dated June 26, 2007 and July 17, 2007 we expressed our support for Sonesta’s decision to hire Goldman Sachs to explore strategic alternatives. In addition to endorsing this course of action, we have shared our concerns related to a possible sale or privatization of the Company. Sonesta is a small, thinly-traded company that is largely controlled by the Sonnabend family. As a result of these and other factors, we believe the Company trades at a substantial discount to its true intrinsic value, which we outlined in our letter dated July 17. The combination of a discounted share price and concentrated family ownership put public shareholders at risk of losing Sonesta to a management buyout or another transaction that fails to recognize the full value of the Company. Based on these circumstances, we have repeatedly stated the importance of the role of an independent committee of board members for ensuring a transparent and fair process. However, in such respect, we have discovered some “red flags” that we worry could unfairly influence the board’s ultimate recommendation.

At Sonesta’s board meeting held on May 10, 2007, Irma S. Mann was elected to serve in a newly created seat on the Company’s Board of Directors. Surprisingly, however, Sonesta’s April 18, 2007 Proxy statement makes no mention of the Board’s intention to add a new seat or to elect Ms. Mann as a Director of the Company. Shareholders were apprised of her election only after the fact, through a May 16, 2007 press release, less than one month before Sonesta announced it was exploring strategic alternatives.

Ms. Mann has had a distinguished career in the field of strategic marketing, communication and branding; however, throughout her professional life she has been closely involved with Sonesta and the Sonnabend family, a fact that is conspicuously absent from the Company’s press release. The opaque circumstances under which Ms. Mann was appointed to a newly created seat on the Board of Directors and her historic relationship with the Company and the Sonnabends is deeply troubling. At best, this lack of disclosure represents bad corporate governance practices, unsuitable for any public company. At worst, this represents a duplicitous attempt to “stack the board” in preparation for a management buyout.

Ms. Mann spent nearly a decade working for Sonesta where she became the first female vice president of a publicly held hotel company. After leaving Sonesta in 1984, Ms. Mann founded Irma S. Mann, Strategic Marketing, Inc. (“ISM”), which she sold in 1999. She now serves as President of IRMA, Inc. (“IRMA”). Both ISM and IRMA claim Sonesta as a client on their respective websites. IRMA’s headquarters is located at 116 Huntington Avenue in Boston, Massachusetts – the same address as Sonesta’s headquarters. We are under the impression that Sonesta leases office space to Ms. Mann, though this is not disclosed in public filings. Additionally, Ms. Mann stated in a 2002 article in the newsletter for the Boston University School of Hospitality Administration that she attributes part of her success in breaking through gender barriers in business to the encouragement she received from Paul Sonnabend while she was at Sonesta.

We are aware of no specific examples of questionable ethics on Ms. Mann’s behalf and believe that in many situations her history with Sonesta could be beneficial. However, as the Company examines strategic alternatives, and if management decides to explore taking the Company private, this close relationship and the lack of disclosure thereof raises serious and deeply troubling questions and give us concern about Ms. Mann’s ability to remain independent and act in the best interest of all shareholders.

The history of Ms. Mann’s relationship with Sonesta and the Sonnabends illustrates the fact that Sonesta’s public shareholders cannot passively or exclusively rely on the “independent directors” of the Board to serve as a check and balance on the sale process. Nor, apparently, can shareholders rely on the Company’s management to be completely forthcoming with all relevant information about new “independent” Board members. If the Company had disclosed prior to the annual meeting that it intended to add a new “independent” board seat and appoint a former executive of the Company to fill it, we would have voted against Ms. Mann’s nomination. We are writing of our concerns now only because these hidden and potential conflicts have only recently come to light.

There is tremendous value embedded in Sonesta’s real estate and hotel business that is yet to be realized for the Company’s shareholders. We will continue to vigilantly observe this process, but we believe the responsibility of ensuring a fair outcome ultimately lies with the Company and its Board of Directors. Given the lack of disclosure surrounding Ms. Mann’s appointment to the Board, it is imperative that Sonesta maintain a transparent process and uphold the highest standards of corporate governance as they explore strategic alternatives. This is the only way Sonesta’s Board of Directors will demonstrate clearly and unequivocally that the outcome is truly the best for all shareholders.

Very truly yours,

David R. Jarvis	Malcolm F. MacLean
Chief Executive Officer	President

Exhibit D

FOR IMMEDIATE RELEASE

MERCURY DEEPLY TROUBLED BY NEW

“INDEPENDENT” DIRECTOR

GREENWICH, CT, August 7, 2007 –– Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Sonesta International Hotels Corporation’s (NASDAQ: SNSTA) Board of Directors.

MERCURY REAL ESTATE ADVISORS LLC

Three River Road

Greenwich, Connecticut 06807

August 7, 2007

The Board of Directors of Sonesta International Hotels Corporation

Board of Directors:

Peter J. Sonnabend

Vernon R. Alden

George S. Abrams

Jean C. Tempel

Joseph L. Bower

Roger P. Sonnabend

Paul Sonnabend

Stephanie Sonnabend

Charles J. Clark

Irma S. Mann

c/o Sonesta International Hotels Corporation

116 Huntington Avenue

Boston, MA 02116

Dear Directors of Sonesta International Hotels Corporation:

As we noted in our previous letters to the Board of Directors of Sonesta International Hotel Corporation (“Sonesta” or the “Company”), Mercury Real Estate Advisors LLC together with its affiliates (“Mercury”) is the largest independent shareholder of the Company, with a reported 9.8% ownership position.

In our letters to the Company dated June 26, 2007 and July 17, 2007 we expressed our support for Sonesta’s decision to hire Goldman Sachs to explore strategic alternatives. In addition to endorsing this course of action, we have shared our concerns related to a possible sale or privatization of the Company. Sonesta is a small, thinly-traded company that is largely controlled by the Sonnabend family. As a result of these and other factors, we believe the Company trades at a substantial discount to its true intrinsic value, which we outlined in our letter dated July 17. The combination of a discounted share price and concentrated family ownership put public shareholders at risk of losing Sonesta to a management buyout or another transaction that fails to recognize the full value of the Company. Based on these circumstances, we have repeatedly stated the importance of the role of an independent committee of board members for ensuring a transparent and fair process. However, in such respect, we have discovered some “red flags” that we worry could unfairly influence the board’s ultimate recommendation.

At Sonesta’s board meeting held on May 10, 2007, Irma S. Mann was elected to serve in a newly created seat on the Company’s Board of Directors. Surprisingly, however, Sonesta’s April 18, 2007 Proxy statement makes no mention of the Board’s intention to add a new seat or to elect Ms. Mann as a Director of the Company. Shareholders were apprised of her election only after the fact, through a May 16, 2007 press release, less than one month before Sonesta announced it was exploring strategic alternatives.

Ms. Mann has had a distinguished career in the field of strategic marketing, communication and branding; however, throughout her professional life she has been closely involved with Sonesta and the Sonnabend family, a fact that is conspicuously absent from the Company’s press release. The opaque circumstances under which Ms. Mann was appointed to a newly created seat on the Board of Directors and her historic relationship with the Company and the Sonnabends is deeply troubling. At best, this lack of disclosure represents bad corporate governance practices, unsuitable for any public company. At worst, this represents a duplicitous attempt to “stack the board” in preparation for a management buyout.

Ms. Mann spent nearly a decade working for Sonesta where she became the first female vice president of a publicly held hotel company. After leaving Sonesta in 1984, Ms. Mann founded Irma S. Mann, Strategic Marketing, Inc. (“ISM”), which she sold in 1999. She now serves as President of IRMA, Inc. (“IRMA”). Both ISM and IRMA claim Sonesta as a client on their respective websites. IRMA’s headquarters is located at 116 Huntington Avenue in Boston, Massachusetts – the same address as Sonesta’s headquarters. We are under the impression that Sonesta leases office space to Ms. Mann, though this is not disclosed in public filings. Additionally, Ms. Mann stated in a 2002 article in the newsletter for the Boston University School of Hospitality Administration that she attributes part of her success in breaking through gender barriers in business to the encouragement she received from Paul Sonnabend while she was at Sonesta.

We are aware of no specific examples of questionable ethics on Ms. Mann’s behalf and believe that in many situations her history with Sonesta could be beneficial. However, as the Company examines strategic alternatives, and if management decides to explore taking the Company private, this close relationship and the lack of disclosure thereof raises serious and deeply troubling questions and give us concern about Ms. Mann’s ability to remain independent and act in the best interest of all shareholders.

The history of Ms. Mann’s relationship with Sonesta and the Sonnabends illustrates the fact that Sonesta’s public shareholders cannot passively or exclusively rely on the “independent directors” of the Board to serve as a check and balance on the sale process. Nor, apparently, can shareholders rely on the Company’s management to be completely forthcoming with all relevant information about new “independent” Board members. If the Company had disclosed prior to the annual meeting that it intended to add a new “independent” board seat and appoint a former executive of the Company to fill it, we would have voted against Ms. Mann’s nomination. We are writing of our concerns now only because these hidden and potential conflicts have only recently come to light.

There is tremendous value embedded in Sonesta’s real estate and hotel business that is yet to be realized for the Company’s shareholders. We will continue to vigilantly observe this process, but we believe the responsibility of ensuring a fair outcome ultimately lies with the Company and its Board of Directors. Given the lack of disclosure surrounding Ms. Mann’s appointment to the Board, it is imperative that Sonesta maintain a transparent process and uphold the highest standards of corporate governance as they explore strategic alternatives. This is the only way Sonesta’s Board of Directors will demonstrate clearly and unequivocally that the outcome is truly the best for all shareholders.

Very truly yours,

David R. Jarvis	Malcolm F. MacLean
Chief Executive Officer	President

CUSIP No. 835438409	13D/A	Page 16 of 16 pages

Exhibit E

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
6/26/2007	15000.00	30.50
08/07/2007	(5710.00)	44.900

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
06/15/2007	(29000.00)	30.950
6/26/2007	10000.00	30.50

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
07/13/2007	200.00	40.0100
07/19/2007	2098.00	52.058
07/20/2007	1400.00	51.704
07/23/2007	800.00	49.961
07/24/2007	1012.00	50.191
07/26/2007	400.00	48.102

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.